SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*



                               Telecorp PCS, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   879300 10 1
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

Benjamin F. Stephens                               Eric DeJong
AT&T Wireless Services, Inc.       with a copy to: Perkins Coie LLP
7277 164th Avenue NE, Building 1                   1201 Third Avenue, 40th Floor
Redmond, WA  98052                                 Seattle, Washington  98101
(425) 580-6000                                     (206) 583-8888

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               of Communication)

                                 October 7, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 13d-7(b) for other parties to whom copies are to be sent.

-------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)





                               Page 1 of 8 Pages

-------------------------                             --------------------------
                                  SCHEDULE 13D
   CUSIP No. 879300 10 1        (Amendment No. 5)          (Page 2 of 8 Pages)

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          AT&T WIRELESS SERVICES, INC.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                (b) |x|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
                              OO

-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                              |_|
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware

-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                             47,978,426
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                             -0-
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                             47,978,426
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                             -0-

-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             47,978,426
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                   |_|
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            26.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                            CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 8 Pages

-------------------------                             --------------------------
                                  SCHEDULE 13D
   CUSIP No. 879300 10 1        (Amendment No. 5)          (Page 3 of 8 Pages)
-------------------------                             --------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                          AT&T WIRELESS PCS, LLC
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                (b) |x|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
                              OO

-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                              |_|
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware

-------- -----------------------------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
                                             47,978,426
                         ------ ------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER
                                             -0-
                         ------ ------------------------------------------------
    EACH REPORTING         9    SOLE DISPOSITIVE POWER
                                             47,978,426
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                             -0-
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             47,978,426
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                   |_|
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            26.7%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                         00 (Limited Liability Company)
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 3 of 8 Pages

         This Amendment No. 5 is filed by AT&T Wireless Services, Inc. ("AT&T Wireless") and AT&T Wireless PCS, LLC ("AWSPCS"), and supplements and amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission by AT&T Corp. ("AT&T"), AT&T Wireless and AT&T Wireless PCS, LLC on November 27, 2000 (the "Original Filing"). This amendment is being filed to reflect the Agreement and Plan of Merger, dated as of October 7, 2001 (the "Merger Agreement"), among AT&T Wireless, TL Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of AT&T Wireless, and TeleCorp PCS, Inc. ("TeleCorp II" or the "Issuer").



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is amended and supplemented by the addition of the following paragraphs:

         Pursuant to the Merger Agreement, if the Merger (as defined below) occurs:

         (i) each outstanding share of each class of the common stock of TeleCorp II, par value $0.01 per share ("TeleCorp II Common Stock"), including Class A Common Stock, will be converted into the right to receive 0.9 shares of common stock of AT&T Wireless, par value $0.01 per share ("AT&T Wireless Common Stock");

         (ii) each share of TeleCorp II Series A Convertible Preferred Stock will be converted into the right to receive 82.9849 shares of AT&T Wireless Common Stock;

         (iii) each share of TeleCorp II Series B Convertible Preferred Stock will be converted into the right to receive 81.2439 shares of AT&T Wireless Common Stock;

         (iv) each share of TeleCorp II Series C Preferred Stock will be converted into the right to receive one share of a newly designated series of preferred stock of AT&T Wireless having terms substantially identical to the terms of the TeleCorp II Series C Preferred Stock;

         (v) each share of TeleCorp II Series D Preferred Stock will be converted into the right to receive 27.6425 shares of AT&T Wireless Common Stock;

         (vi) each share of TeleCorp II Series E Preferred Stock will be converted into the right to receive one share of a newly designated series of preferred stock of AT&T Wireless having terms substantially identical to the terms of the TeleCorp II Series E Preferred Stock;

         (vii) each share of TeleCorp II Series F Preferred Stock will be converted into the right to receive 0.9 shares of AT&T Wireless Common Stock; and

         (viii) each share of TeleCorp II Series G Preferred Stock will be converted into the right to receive 0.9 shares of AT&T Wireless Common Stock.


         The Merger Agreement is filed as an exhibit hereto and is incorporated into this Item 3 by reference.



                               Page 4 of 8 Pages

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 is amended and supplemented by the addition of the following paragraph:

         On October 7, 2001, AT&T Wireless, Merger Sub and TeleCorp II entered into the Merger Agreement pursuant to which Merger Sub would be merged into TeleCorp II (the "Merger"), with TeleCorp II surviving as a wholly owned subsidiary of AT&T Wireless. If completed, all of the outstanding shares of TeleCorp II Common Stock and preferred stock of TeleCorp II ("TeleCorp II Preferred Stock" and, together with the Telecorp II Common Stock, the "Telecorp II Capital Stock"), other than shares held by AT&T Wireless, which shall be cancelled, will be converted into the right to receive shares of AT&T Wireless Common Stock or AT&T Wireless Preferred Stock, as set forth in Item 3 above. The completion of the merger is subject to regulatory approvals and other customary conditions, including the approval of the holders of 50% or more of the outstanding voting power of the TeleCorp II Capital Stock.

         Also on October 7, 2001, in connection with the Merger Agreement, AT&T Wireless entered into agreements (the "Voting Agreements") with certain stockholders of TeleCorp II beneficially owning in the aggregate more than 50% of the outstanding voting power of the TeleCorp II Capital Stock pursuant to which such stockholders have agreed (1) to vote their shares of TeleCorp II Capital Stock in favor of adoption of the Merger Agreement and against proposals for certain other transactions and (2) not to transfer their shares of TeleCorp II Capital Stock prior to the consummation of the Merger with specified exceptions available for certain stockholders.

         Also on October 7, 2001, TeleCorp II, AT&T Wireless and certain other stockholders of TeleCorp II entered into Amendment No. 1 to the Stockholders Agreement (the "Stockholders Agreement Amendment") pursuant to which the Stockholders Agreement was amended to permit the parties to the Voting Agreements to enter into the Voting Agreements.

         The foregoing descriptions of the Merger, the Merger Agreement, the Voting Agreements and the Stockholders Agreement Amendment are qualified in their entirety by reference to the text of the Merger Agreement and the forms of the Voting Agreements and the Stockholders Agreement Amendment, which are attached hereto as Exhibits 2.2, 10.10, 10.11 and 10.12, respectively, and are incorporated herein by reference.

         The Merger Agreement and the transactions contemplated thereby, including consummation of the Merger, could result in some or all of the events referred in items (a) through (j) of Item 4 of Schedule 14D. Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters referred to items (a) through (j) of Item 4 of
Schedule 14D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF TELECORP II

         The response to Items 3 and 4 of this Amendment No. 5 are hereby incorporated in this Item 6 by reference.


                               Page 5 of 8 Pages

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

         2.2 Agreement and Plan of Merger by and among AT&T Wireless Services, Inc., TL Acquisition Corp., and TeleCorp PCS, Inc., dated as of October 7, 2001.

         10.10     Form of Voting Agreement (Cash Equity Investor).

         10.11     Form of Voting Agreement (Management Stockholder).

         10.12     Form of Amendment No. 1 to the Stockholders' Agreement.










                               Page 6 of 8 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 8, 2001                      AT&T WIRELESS SERVICES, INC.


                                              By:/s/ Benjamin F. Stephens
                                                 ------------------------------
                                                 Name:  Benjamin F. Stephens
                                                 Title: Assistant Secretary


Date:    October 8, 2001                      AT&T WIRELESS PCS, LLC
                                              By: AT&T Wireless Services, Inc.,
                                                  its manager

                                              By:/s/ Benjamin F. Stephens
                                                 ------------------------------
                                                 Name:  Benjamin F. Stephens
                                                 Title:  Assistant Secretary







                               Page 7 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------



         Number    Item
         ------    ----

         2.2 Agreement and Plan of Merger by and among AT&T Wireless Services, Inc., TL Acquisition Corp., and TeleCorp PCS, Inc., dated as of October 7, 2001.

         10.10     Form of Voting Agreement (Cash Equity Investor).

         10.11     Form of Voting Agreement (Management Stockholder).

         10.12     Form of Amendment No. 1 to the Stockholders' Agreement.






                               Page 8 of 8 Pages